                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(A)

                              (Amendment No. )(1)

                           American HomePatient, Inc.
                           --------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                          ----------------------------
                         (Title of Class of Securities)

                                    026649103
                                    ---------
                                 (CUSIP Number)

                              STEVEN WOLOSKY, ESQ.
                 OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                Park Avenue Tower
                               65 East 55th Street
                            New York, New York 10022
                                 (212) 451-2300
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 15, 2006
                                  -------------
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has  previously  filed a statement on Schedule 13G to report the  acquisition  that is the  subject of this  Schedule  13D,  and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box /X/.

         NOTE.  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  SEE Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 18 Pages)

------------------
(1)      The  remainder  of this cover page shall be filled out for a  reporting person's  initial  filing on this  form with  respect  to the  subject  class of securities,  and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information  required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 or otherwise  subject to the  liabilities of that section of the Act but  shall be  subject  to all other  provisions  of the Act  (however,  SEE the
NOTES).

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 2 of 18 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    GABE HOFFMAN
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  1,067,813
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              1,067,813
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    1,067,813
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    6.1%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    IN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 3 of 18 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    CANDENS CAPITAL, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  573,566
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              573,566
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    573,566
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    3.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 4 of 18 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  390,674
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              390,674
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    390,674
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 5 of 18 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND II, LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  138,123
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              138,123
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    138,123
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 6 of 18 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND (QP), LP
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  44,769
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              44,769
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    44,769
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.2%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 7 of 18 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER CAPITAL MANAGEMENT, LLC
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    AF
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    DELAWARE
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  494,247
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              494,247
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    494,247
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.8%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    OO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 8 of 18 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND (OFFSHORE), LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  395,735
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              395,735
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    395,735
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    2.3%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 9 of 18 Pages
-----------------------                                  -----------------------

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                    ACCIPITER LIFE SCIENCES FUND II (OFFSHORE), LTD.
--------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
--------------------------------------------------------------------------------
     3         SEC USE ONLY

--------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    WC
--------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    CAYMAN ISLANDS
--------------------------------------------------------------------------------
 NUMBER OF         7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                  98,512
  OWNED BY     -----------------------------------------------------------------
    EACH           8     SHARED VOTING POWER
 REPORTING
PERSON WITH                   - 0 -
               -----------------------------------------------------------------
                   9     SOLE DISPOSITIVE POWER

                              98,512
               -----------------------------------------------------------------
                  10     SHARED DISPOSITIVE POWER

                              - 0 -
--------------------------------------------------------------------------------
    11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    98,512
--------------------------------------------------------------------------------
    12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
               SHARES*                                                       / /
--------------------------------------------------------------------------------
    13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    0.6%
--------------------------------------------------------------------------------
    14         TYPE OF REPORTING PERSON*

                    CO
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 10 of 18 Pages
-----------------------                                  -----------------------

The  following  constitutes  the  Schedule  13D  filed by the  undersigned  (the
"Schedule 13D").

Item 1.           SECURITY AND ISSUER.

                  This  statement  relates  to shares of the Common  Stock,  par value $.01 (the "Shares"),  of American  HomePatient,  Inc. (the "Issuer").  The
address of the principal  executive  offices of the Issuer is 5200 Maryland Way,
Suite 400, Brentwood, Tennessee 37027-5018.

Item 2.           IDENTITY AND BACKGROUND.

                  (a) This  statement is filed by Accipiter  Life Sciences Fund,
LP, a Delaware limited  partnership  ("ALS Fund"),  Accipiter Life Sciences Fund
II, LP, a Delaware limited partnership ("ALS Fund II"),  Accipiter Life Sciences
Fund II (QP), LP, a Delaware limited  partnership ("ALS Fund II QP"),  Accipiter
Life  Sciences  Fund  (Offshore),  Ltd.,  a Cayman  Islands  company  ("ALS Fund
Offshore"),  Accipiter Life Sciences Fund II (Offshore),  Ltd., a Cayman Islands
company  ("ALS Fund II Offshore",  and together with ALS Fund,  ALS Fund II, ALS
Fund II QP, ALS Fund Offshore,  the  "Accipiter  Entities"),  Accipiter  Capital
Management,  LLC, a Delaware limited liability company ("Accipiter Management"),
Candens Capital,  LLC, a Delaware limited liability company ("Candens  Capital")
and Gabe Hoffman.  Each of the foregoing is referred to as a "Reporting  Person"
and collectively as the "Reporting Persons."

                  Candens  Capital is the  general  partner of each of ALS Fund,
ALS Fund II and ALS Fund II QP. Accipiter  Management is the investment  adviser of each of ALS Fund  Offshore  and ALS Fund II  Offshore.  Gabe  Hoffman  is the
managing member of each of Candens Capital and Accipiter  Management.  By virtue of his positions with Candens Capital and Accipiter Management,  Mr. Hoffman has
the power to vote and  dispose of the  Issuer's  Shares  owned by the  Accipiter
Entities.  Accordingly, the Reporting Persons are hereby filing a joint Schedule
13D.

                  (b) The principal  business  address of each of ALS Fund,  ALS
Fund II, ALS Fund II QP, Candens Capital,  Accipiter  Management and Mr. Hoffman
is 399 Park Avenue, 38th Floor, New York, New York 10022. The principal business address of ALS Fund  Offshore  and ALS Fund II Offshore  is c/o Ogier  Fiduciary
Services (Cayman) Limited, Queensgate House, South Church Street, P.O. Box 1234,
George Town, Grand Cayman, Cayman Islands.

                  (c) The principal  business of each of the Accipiter  Entities is investing in securities.  The principal business of Candens Capital is acting as the general  partner of each of ALS Fund, ALS Fund II and ALS Fund II QP. The principal  business of Accipiter  Management is acting as the investment adviser of ALS Fund Offshore and ALS Fund II Offshore.  The principal  occupation of Mr.
Hoffman  is acting  as  managing  member of  Accipiter  Management  and  Candens
Capital.

                  (d) No Reporting Person has, during the last five years,  been convicted in a criminal  proceeding  (excluding  traffic  violations  or similar misdemeanors).

                  (e) No Reporting Person has, during the last five years,  been party to a civil  proceeding of a judicial or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 11 of 18 Pages
-----------------------                                  -----------------------

decree  or final  order  enjoining  future  violations  of,  or  prohibiting  or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                  (f) Mr. Hoffman is a citizen of the United States of America.

Item 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  The aggregate  purchase  price of the 390,674  Shares owned by
ALS Fund is $1,297,259, including brokerage commissions. The Shares owned by ALS
Fund were acquired with partnership funds.

                  The aggregate  purchase  price of the 138,123  Shares owned by
ALS Fund II is $403,418,  including brokerage  commissions.  The Shares owned by
ALS Fund II were acquired with partnership funds.

                  The aggregate purchase price of the 44,769 Shares owned by ALS
Fund II QP is $126,629, including brokerage commissions. The Shares owned by ALS
Fund II QP were acquired with partnership funds.

                  The aggregate  purchase  price of the 395,735  Shares owned by
ALS Fund Offshore is $1,330,434,  including  brokerage  commissions.  The Shares owned by ALS Fund Offshore were acquired using its working capital.

                  The aggregate purchase price of the 98,512 Shares owned by ALS
Fund II Offshore is $279,190,  including brokerage commissions. The Shares owned by ALS Fund II Offshore were acquired using its working capital.

Item 4.           PURPOSE OF TRANSACTION.

                  The  Reporting  Persons  purchased  the  Shares  based  on the
Reporting Persons' belief that the Shares, when purchased,  were undervalued and represented an attractive investment opportunity.  Depending upon overall market conditions,  other investment  opportunities available to the Reporting Persons, and the  availability  of Shares at  prices  that  would  make the  purchase  of additional  Shares  desirable,  the  Reporting  Persons may endeavor to increase their position in the Issuer through, among other things, the purchase of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable.

                  No  Reporting  Person has any present  plan or proposal  which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon completion of any of the actions  discussed  above.  The Reporting  Persons intend to review their investment in the Issuer on a continuing basis and engage in  discussions  with  management  and the  Board  of  Directors  of the  Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including,  without limitation,  the Issuer's financial position and  investment  strategy,  the price  levels of the Shares,  conditions  in the securities markets and general economic and industry  conditions,  the Reporting

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 12 of 18 Pages
-----------------------                                  -----------------------

Persons may in the future take such actions with respect to their  investment in the Issuer as they deem appropriate including, without limitation, seeking Board representation,  making  proposals  to  the  Issuer  concerning  changes  to the capitalization,  ownership  structure or  operations  of the Issuer,  purchasing additional  Shares,  selling  some or all of  their  Shares,  engaging  in short selling of or any hedging or similar  transaction  with respect to the Shares or changing their intention with respect to any and all matters referred to in Item
4.

Item 5.           INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The aggregate  percentage of Shares reported owned by each person named herein is based upon 17,573,389  Shares  outstanding,  which is the total  number of Shares  outstanding  as of April 11,  2006,  as reported in the
Issuer's  Definitive  Proxy  Statement on Schedule 14A filed with the Securities and Exchange Commission on May 10, 2006.

         As of the close of business on June 15, 2006, ALS Fund, ALS Fund II and
ALS Fund II QP  beneficially  owned 390,674  Shares,  138,123  Shares and 44,769
Shares,  respectively,  constituting  approximately  2.2%,  0.8% and 0.2% of the
Shares  outstanding,  respectively.  As the general partner of each of ALS Fund,
ALS Fund II and ALS Fund II QP,  Candens  Capital may be deemed to  beneficially own the 573,566 Shares  collectively owned by ALS Fund, ALS Fund II and ALS Fund
II QP, constituting approximately 3.3% of the Shares outstanding.

         As of the close of business on June 15, 2006, ALS Fund Offshore and ALS
Fund  II  Offshore   beneficially   owned  395,735  Shares  and  98,512  Shares,
respectively,   constituting   approximately   2.3%  and  0.6%  of  the   Shares
outstanding,  respectively.  As the  investment  manager  of  each  of ALS  Fund
Offshore  and ALS  Fund II  Offshore,  Accipiter  Management  may be  deemed  to beneficially own the 494,247 Shares  collectively owned by ALS Fund Offshore and
ALS Fund II Offshore, constituting approximately 2.8% of the Shares outstanding.

         As the  managing  member of each of  Accipiter  Management  and Candens
Capital,  Mr.  Hoffman  may be  deemed  to  beneficially  own  1,067,813  Shares collectively owned by the Accipiter Entities, constituting approximately 6.1% of the Shares  outstanding.  Mr. Hoffman has sole voting and dispositive power with respect to the 1,067,813 Shares owned by the Accipiter Entities by virtue of his authority to vote and dispose of such Shares.

                  (b) By virtue of his positions with  Accipiter  Management and
Candens  Capital,  Mr.  Hoffman  has the sole  power to vote and  dispose of the
Shares reported in this Schedule 13D.

                  (c) The Reporting  Persons had no transactions with respect to the Shares during the past sixty days of this Schedule 13D.

                  (d) No person  other  than the  Reporting  Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

                  (e) Not applicable.

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 13 of 18 Pages
-----------------------                                  -----------------------

Item 6.           CONTRACTS, ARRANGEMENTS,  UNDERSTANDINGS OR RELATIONSHIPS WITH
                  RESPECT TO SECURITIES OF THE ISSUER.

                  Other  than  as  described  herein,  there  are no  contracts, arrangements,  understandings or relationships  among the Reporting Persons,  or between  the  Reporting  Persons  and any  other  person,  with  respect  to the securities of the Issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  1.  Joint  Filing   Agreement  by  and  among  Accipiter  Life
                      Sciences  Fund,  LP,  Accipiter Life Sciences Fund II, LP,
                      Accipiter Life Sciences Fund II (QP),  LP,  Accipiter Life
                      Sciences Fund  (Offshore),  Ltd.,  Accipiter Life Sciences
                      Fund II (Offshore),  Ltd.,  Accipiter Capital  Management,
                      LLC, Candens Capital, LLC and Gabe Hoffman, dated June 15,
                      2006.

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 14 of 18 Pages
-----------------------                                  -----------------------

                                   SIGNATURES
                                   ----------

                  After reasonable  inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   June 15, 2006                     ACCIPITER LIFE SCIENCES FUND, LP

                                           By: Candens Capital, LLC
                                               its general partner

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

                                           ACCIPITER LIFE SCIENCES FUND II, LP

                                           By: Candens Capital, LLC
                                               its general partner

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

                                           ACCIPITER LIFE SCIENCES FUND II (QP),
                                           LP

                                           By: Candens Capital, LLC
                                               its general partner

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

                                           ACCIPITER LIFE SCIENCES FUND
                                           (OFFSHORE), LTD.

                                           By: Accipiter Capital Management, LLC
                                               its investment manager

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

                                           ACCIPITER LIFE SCIENCES FUND II
                                           (OFFSHORE), LTD.

                                           By: Accipiter Capital Management, LLC
                                               its investment manager

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 15 of 18 Pages
-----------------------                                  -----------------------

                                           ACCIPITER CAPITAL MANAGEMENT, LLC

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

                                           CANDENS CAPITAL, LLC

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

                                           /s/Gabe Hoffman
                                           -------------------------------------
                                           GABE HOFFMAN

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 16 of 18 Pages
-----------------------                                  -----------------------

                                  EXHIBIT INDEX

         Exhibit                                                            Page
         -------                                                            ----

1.       Joint Filing  Agreement by and among Accipiter Life                 17
         Sciences Fund, LP, Accipiter Life Sciences Fund II,
         LP,  Accipiter  Life  Sciences  Fund II  (QP),  LP,
         Accipiter  Life  Sciences  Fund  (Offshore),  Ltd.,
         Accipiter Life Sciences Fund II  (Offshore),  Ltd.,
         Accipiter Capital Management, LLC, Candens Capital,
         LLC and Gabe Hoffman, dated June 15, 2006.

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 17 of 18 Pages
-----------------------                                  -----------------------

                             JOINT FILING AGREEMENT
                             ----------------------

                  In accordance with Rule 13d-1(k)(1)(iii)  under the Securities
Exchange  Act of 1934,  as amended,  the persons  named below agree to the joint filing on behalf of each of them of a Statement  on Schedule  13D dated June 15,
2006 (including amendments thereto) with respect to the Common Stock of American
Homepatient,  Inc. This Joint Filing  Agreement  shall be filed as an Exhibit to such Statement.

Dated:   June 15, 2006                     ACCIPITER LIFE SCIENCES FUND, LP

                                           By: Candens Capital, LLC
                                               its general partner

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

                                           ACCIPITER LIFE SCIENCES FUND II, LP

                                           By: Candens Capital, LLC
                                               its general partner

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

                                           ACCIPITER LIFE SCIENCES FUND II (QP),
                                           LP

                                           By: Candens Capital, LLC
                                               its general partner

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

                                           ACCIPITER LIFE SCIENCES FUND
                                           (OFFSHORE), LTD.

                                           By: Accipiter Capital Management, LLC
                                               its investment manager

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

                                           ACCIPITER LIFE SCIENCES FUND II
                                           (OFFSHORE), LTD.

                                           By: Accipiter Capital Management, LLC
                                               its investment manager

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

-----------------------                                  -----------------------
CUSIP No. 026649103                   13D                    Page 18 of 18 Pages
-----------------------                                  -----------------------

                                           ACCIPITER CAPITAL MANAGEMENT, LLC

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

                                           CANDENS CAPITAL, LLC

                                           By: /s/Gabe Hoffman
                                               ---------------------------------
                                               Gabe Hoffman, Managing Member

                                           /s/Gabe Hoffman
                                           -------------------------------------
                                           GABE HOFFMAN